

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

Via E-mail
Mr. Jonathan B. Hoenecke
TAMCO Acquisition, LLC
777 E. Wisconsin Avenue
Milwaukee, WI 53202

> **Re:** **Titanium Asset Management Corp.**
> **Amendment No. 1 to Schedule TO-T filed by TAMCO Acquisition, LLC,**
> **TAMCO Holdings, LLC, et al.**
> **Filed on September 27, 2013**
> **File No. 005-84503**

Dear Mr. Hoenecke:

We have reviewed your filing and have the following comment.

Schedule B – Security Ownership Of Certain Beneficial Owners, page 68

1.   We note your response to prior comment 4 and continue to believe that further disclosure is required. At a minimum, persons beneficially owning greater than 10% of the equity interests in NIS Acquisition and/or Boyd Holdings can be presumed to control these entities, and all information required by Instruction C to Schedule TO with respect to these persons would therefore appear to be required. Furthermore, Item 1008(a) of Regulation M-A requires disclosure of the holdings of subject securities by such persons. Finally, it appears that the Schedule 13D filed by these entities should be amended, so that it does not reflect beneficial ownership of subject securities by shell entities, and the table in this schedule should be amended accordingly.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
            Gregory J. Bynan, Esq.
            Winston & Strawn LLP